February 15, 2012


U.S. Securities and Exchange Commission	                   BY EDGAR
100 F Street, N.E.
Washington, DC  20549
Attention:  Mr. Kevin Woody
            Accounting Branch Chief

Re: Oakridge Holdings, Inc.
    Form 10-K
    Filed October 3, 2011
    File No. 000-01937



Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated February 1, 2011. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking action with respect to the filings and (iii) Oakridge may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


Form 10-K for the year ended June 30, 2011:


Financial Statements

10.  Income taxes

Comment: Please explain to us the nature of the tax credit carryforwards recorded as a deferred tax asset and explain to us why this asset increased by approximately $90,000 during the current period. Additionally, tell us how this asset has changed during the quarters to subsequent to year end and the reasons for those changes.

Response: The tax credit carryforward is a "General Business Credit" and the large increase during the fiscal year 2011 was because we amended the Federal and State tax returns for the year ended June 30, 2010 to properly reflect the carryover of the credit for increasing research activities for the periods 2004 to 2010. In the quarters subsequent to June 30, 2011 all returns have been filed.


Exhibit 31

Comment: We note that paragraph 4 of your certification omits reference to internal control over financial reporting. Please revise your certifications in future filings to conform exactly to the certifications provided in Rule 601(B)(31)(i) of regulations S-K.

Response:  The Company will adhere to Rule 601(B)(31)(i) in future filings.

If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 312-505-9267. My fax number is 651-454-5143




Sincerely,

/s/ Robert C. Harvey

Robert C. Harvey
President and Chief Executive Officer